FIRST BUSINESS FINANCIAL SERVICES, INC.

401 Charmany Drive

Madison, Wisconsin 53719

(608) 238-8008

December 3, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4561

Attention:  Ms. Jessica Livingston

Re:                             First Business Financial Services, Inc.

Request for Acceleration of Effectiveness of

Registration Statement on Form S-1 (File No. 333-184690)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), First Business Financial Services, Inc., a Wisconsin corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 3:00 p.m. (Eastern Standard Time) on December 4, 2012 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission.

The undersigned officer of the Company, on behalf of the Company, acknowledges that:

•                                    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                    the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Robert M. Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg LLP at (312) 629-7329 or Brad A. Kopetsky at (312) 629-7312 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Barbara M. Conley
Barbara M. Conley
Senior Vice President and General Counsel

cc:	Mr. Robert M. Fleetwood
Mr. Brad A. Kopetsky
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 West Madison Street, Suite 3900
Chicago, Illinois 60606